# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlanta Braves Holdings, Inc., CIK 0001958140
CUSIP: 047726203
Title of class of securities: Series B Common Stock
Address of issuer's principal executive offices: 755 Battery Avenue SE, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 04/10/2025
Amends the filing with accession number 0001104659-23-082463
Filed by CIK 0000937797
Persons authorized to receive notices and communications: Steven Miller, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, 303-324-3828

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 934,664; shared voting power 10,868; sole dispositive power 934,664; shared dispositive power 10,868; aggregate amount beneficially owned 945,532 (96.7% of the class)
  Comment: Note to Row 7: John C. Malone ("Mr. Malone") together with Terence F. McGuirk ("Mr. McGuirk") may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone LLC Operating Agreement. Mr. Malone expressly disclaims membership in such a group.
  
  Note to Rows 7, 9, and 11: Includes 47,585 shares of Atlanta Braves Holdings, Inc.'s (the "Issuer") Series B common stock, par value $0.01 per share (the "Series B Common Stock") held in a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  Note to Rows 7, 9, and 11: Includes 887,079 shares of Series B Common Stock held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke such trust at any time.
  
  Note to Row 7: Includes 887,079 shares of Series B Common Stock held by a limited liability company of which Mr. Malone is a member and which Mr. McGuirk has the sole power to direct the voting with respect to Included Matters pursuant to the Malone Voting Agreement and which Mr. Malone has the sole power to direct the voting with respect to all other matters.
  
  Note to Rows 8, 10, and 11: Includes 10,868 shares of Series B Common Stock held by two trusts (the "Trusts") which are managed by an independent trustee (and, in the case of one such Trust, also co-managed by one of Mr. Malone's adult children) and of which the beneficiaries are Mr. Malone's adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.
  
  Note to Row 13: Calculated based upon the 977,776 shares of Series B Common Stock outstanding as of January 31, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 3, 2025. Each share of Series B Common Stock is entitled to 10 votes, whereas each share of the Issuer's Series A Common Stock (the "Series A Common Stock") is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.9% of the voting power with respect to a general election of directors of the Issuer, calculated based on 10,318,162 shares of Series A Common Stock and 977,776 shares of Series B Common Stock outstanding as of January 31, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 3, 2025. See Item 5.
  
  This Amendment No. 3 to the Schedule 13D relates to two series of Common Stock, the Series A Common Stock and the Series B Common Stock. Due to technical limitations of only being able to enter nine alpha numeric characters on the facing sheet of this Amendment No. 3, we are filing two versions of this Amendment No. 3 that amend the same Schedule 13D. The first relates to the Series A Common Stock (CUSIP: 047726104). The second relates to the Series B Common Stock (CUSIP: 047726203).

## Item 1. Security and Issuer
Title of class of securities: Series B Common Stock
Name of issuer: Atlanta Braves Holdings, Inc.
Address of issuer's principal executive offices: 755 Battery Avenue SE, Atlanta, Georgia (GA), 30339
Comment: This Amendment No. 3 (this "Amendment") to Schedule 13D amends the Schedule 13D filed by John C. Malone (Mr. Malone) with the Securities and Exchange Commission (the "SEC") on July 20, 2023 (the "Original Statement"), as amended by Amendment No. 1 to this Schedule 13D filed with the SEC on August 23, 2024 (the "First Amendment"), Amendment No. 2 to this Schedule 13D filed with the SEC on January 29, 2025 (the "Second Amendment" and together with this Amendment, the Original Statement and the First Amendment, the "Statement") and relates to the Series A common stock, par value $0.01 per share ("Series A Common Stock") and the Series B common stock, par value $0.01 per share ("Series B Common Stock" which with the Series A Common Stock are collectively referred to as the "Common Stock") of Atlanta Braves Holdings, Inc., a Nevada corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Statement. Except as set forth herein, the Original Statement, as amended by the First Amendment and the Second Amendment, is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Schedule 13D is hereby amended to add the following information after the last paragraph:

On January 29, 2025, Mr. Malone acquired 24,646 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.67 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.94 per share.

On March 12, 2025, Mr. Malone acquired 2,760 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.93 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.99 per share.

On March 13, 2025, Mr. Malone acquired 723 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.99 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.99 per share.

On March 14, 2025, Mr. Malone acquired 1,135 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.97 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $42.00 per share.

On April 8, 2025, Mr. Malone acquired 38,452 shares of Series A Common Stock in a series of open market transactions at prices ranging from $39.72 per share to $41.00 per share. The volume weighted average purchase price for the transactions was $40.28 per share.

On April 9, 2025, Mr. Malone acquired 32,184 shares of Series A Common Stock in a series of open market transactions at prices ranging from $39.51 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $40.57 per share.

On April 10, 2025, Mr. Malone acquired 44,258 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.20 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.80 per share.

On April 11, 2025, Mr. Malone acquired 2,191 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.93 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.99 per share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last two paragraphs thereof and supplemented to include the following information:

Mr. Malone intends to continue to review his investment in the Issuer on an ongoing basis and, depending on various factors, including, without limitation, the Issuer's financial position, the price of shares of Common Stock, conditions in the securities markets and general economic and industry conditions, Mr. Malone may, in the future, take such actions with respect to his shares of Common Stock as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock which could result in Mr. Malone holding more than a majority of the voting equity securities of the Issuer. In addition, from time to time, Mr. Malone may dispose of all or a portion of the securities of the Issuer owned by him.

If Mr. Malone holds more than a majority of the outstanding voting securities of the Issuer, the Issuer may be deemed to be a "Controlled Company," as defined in Rule 5615 of the Nasdaq Capital Market. If Mr. Malone held a majority of the voting securities of the Issuer, he would have the ability, subject to the rules of Major League Baseball and the Voting Agreement, to control, or exert a significant influence over, the board of directors of the Issuer (the "Board") and would have significant influence over its affairs, including with respect to the consummation of significant corporate transactions, amendments of the Issuer's articles of incorporation, a merger or other sale of the Issuer or its assets, and all matters requiring shareholder approval.

Other than as described above or as described in that certain Current Report on Form 8-K filed by the Issuer on August 23, 2024, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into shares of Series A Common Stock) (i) 368,238 shares of Series A Common Stock, including (A) 10,177 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 333,061 shares held by the JM Revocable Trust and (C) 25,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 3.6% of the outstanding shares of Series A Common Stock, and (ii) 945,532 shares of Series B Common Stock, including (A) 47,585 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 887,079 shares held by the Malone LLC and (C) 10,868 shares held by two trusts (the "Trusts") over which Mr. Malone has a right of substitution which are managed by an independent trustee (and, in the case of one such Trust, also co-managed by one of Mr. Malone's adult children) and the beneficiaries of which are Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 96.7% of the outstanding shares of Series B Common Stock.

The foregoing percentage interests are calculated based on the 10,318,162 shares of Series A Common Stock and 977,776 shares of Series B Common Stock outstanding as of January 31, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 3, 2025. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.9% of the voting power with respect to a general election of directors of the Issuer.

Except for the Malone Voting Agreement, Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust, the Malone LLC and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 10,868 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone's knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time and except for the right of first refusal in favor or Mr. McGuirk set forth in the Malone Voting Agreement.

In addition, Mr. Malone together with the Malone Group and Mr. McGuirk may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone Operating Agreement. Mr. Malone expressly disclaims membership in such a group, and beneficial ownership of shares beneficially owned by Mr. McGuirk.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into shares of Series A Common Stock) (i) 368,238 shares of Series A Common Stock, including (A) 10,177 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 333,061 shares held by the JM Revocable Trust and (C) 25,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 3.6% of the outstanding shares of Series A Common Stock, and (ii) 945,532 shares of Series B Common Stock, including (A) 47,585 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 887,079 shares held by the Malone LLC and (C) 10,868 shares held by two trusts (the "Trusts") over which Mr. Malone has a right of substitution which are managed by an independent trustee (and, in the case of one such Trust, also co-managed by one of Mr. Malone's adult children) and the beneficiaries of which are Mr. Malone's adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 96.7% of the outstanding shares of Series B Common Stock.

The foregoing percentage interests are calculated based on the 10,318,162 shares of Series A Common Stock and 977,776 shares of Series B Common Stock outstanding as of January 31, 2025, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 3, 2025. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.9% of the voting power with respect to a general election of directors of the Issuer.

Except for the Malone Voting Agreement, Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust, the Malone LLC and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 10,868 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone's knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time and except for the right of first refusal in favor or Mr. McGuirk set forth in the Malone Voting Agreement.

In addition, Mr. Malone together with the Malone Group and Mr. McGuirk may be deemed to constitute a "group" within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone Operating Agreement. Mr. Malone expressly disclaims membership in such a group, and beneficial ownership of shares beneficially owned by Mr. McGuirk.
Transactions in the class effected during the past sixty days:
On January 29, 2025, Mr. Malone acquired 24,646 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.67 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.94 per share.

On March 12, 2025, Mr. Malone acquired 2,760 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.93 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.99 per share.

On March 13, 2025, Mr. Malone acquired 723 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.99 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.99 per share.

On March 14, 2025, Mr. Malone acquired 1,135 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.97 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $42.00 per share.

On April 8, 2025, Mr. Malone acquired 38,452 shares of Series A Common Stock in a series of open market transactions at prices ranging from $39.72 per share to $41.00 per share. The volume weighted average purchase price for the transactions was $40.28 per share.

On April 9, 2025, Mr. Malone acquired 32,184 shares of Series A Common Stock in a series of open market transactions at prices ranging from $39.51 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $40.57 per share.

On April 10, 2025, Mr. Malone acquired 44,258 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.20 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.80 per share.

On April 11, 2025, Mr. Malone acquired 2,191 shares of Series A Common Stock in a series of open market transactions at prices ranging from $41.93 per share to $42.00 per share. The volume weighted average purchase price for the transactions was $41.99 per share.
Other persons with the right to receive dividends or sale proceeds: Mr. McGuirk is entitled to receive certain proceeds from the sale of the Malone Shares in accordance with the Malone Operating Agreement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- John C. Malone: /s/ John C. Malone, John C. Malone (04/14/2025)